EXHIBIT F

CERTAIN INFORMATION REGARDING THE SHAREHOLDERS

The information disclosed in this Exhibit F relating to the Shareholders is based entirely on information contained in the Forms 4 filed by Herbert M. Sandler and Marion O. Sandler on December 30, 2005 and by Bernard A. Osher on January 30, 2006.

The following table sets forth the name, citizenship and present principal occupation or employment, and the name and principal business of any corporation or other organization in which such occupation or employment is conducted. The business address of each of the Shareholders is 1901 Harrison Street, Oakland, California, 94612.

STOCKHOLDER AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION

Herbert M. Sandler, United States Citizen	Chairman of the Board and Chief Executive Officer of Golden West Financial Corporation

Marion O. Sandler, United States Citizen	Chairman of the Board and Chief Executive Officer of Golden West Financial Corporation

Bernard A. Osher, United States Citizen	Director of Golden West Financial Corporation

To the best of Wachovia’s knowledge, none of the Shareholders has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.